FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:     0-15276

For the month of:         April, 2005

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant’s name into English)

2489 Bellevue Avenue, West Vancouver, British Columbia. Canada V7V 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 5th day of March, 2005.

CLEARLY CANADIAN BEVERAGE CORPORATION (Registrant)

By: (Signed) "Bruce E. Morley" Bruce E. Morley, Chief Legal Officer

FOR IMMEDIATE RELEASE

CLEARLY CANADIAN ANNOUNCES 2004 YEAR END FINANCIAL RESULTS

VANCOUVER, B.C., APRIL 4, 2005 – CLEARLY CANADIAN BEVERAGE CORPORATION (CNQ:CCBC; OTCBB: CCBC) — today reported consolidated financial results for the year ended December 31, 2004. (ALL FIGURES BELOW AND IN THE ATTACHED SCHEDULES ARE STATED IN U.S. DOLLARS.)

Net loss from operations for the year ended December 31, 2004 was $5,086,000 or $0.66 per share on a basic and diluted basis on sales revenues of $11,586,000, compared to a loss of $3,713,000 or $0.55 per share on a basic and diluted basis on sales revenues of $13,270,000 for the year ended December 31, 2003. Included in the net loss for the year, was the write-down of the Company’s water source properties in the amount of $721,000 and the write-down of distribution rights in the amount of $1,536,000. This write-down is with respect to the purchase price previously paid by the Company when it bought back certain distribution rights from its former master distributors. The write-down does not reflect the overall Clearly Canadian® brand value and the value of the Company’s current distribution rights, which are viewed by the Company as being valuable assets. Operating loss (Gross Profit less Selling, General and Administrative expenses) for the year ended December 31, 2004 was $2,049,000 or $0.26 per share compared to $2,244,000 or $0.33 per share for the year ended December 31, 2003. The year over year decrease in revenue was attributable to a decrease in sales of brand Clearly Canadian and the Company’s licensed Reebok products, partially offset by an increase in private label business. In 2003, Reebok International Inc. elected not to renew its licensing agreement with the Company to manufacture, distribute and sell certain Reebok products. Sales in 2004 included a depletion period to sell off the remaining Reebok branded products. Accounting for the sell off period in 2004, Reebok branded sales were off by $1,117,790 or by 80%, as compared with 2003. The Company’s private label business experienced significant growth in 2004, as compared with the same period in 2003. The Company has plans to cultivate further growth in its private label business in 2005.

The Company attributes the decline in sales to a challenging year with respect to available working capital, which contributed to having to limit certain marketing and sales programs for brand Clearly Canadian. In 2004, the Company was successful in arranging secured bridge loans and private placement funding that facilitated ongoing general working capital needs in the year. However, going forward, it will be necessary for Clearly Canadian to secure additional financing in order to support the Company’s operations and relations with existing suppliers and vendors and to allow for more aggressive marketing and sales activities for its beverage products.

“In order to successfully and effectively continue with the implementation of the Company’s corporate plan for 2005, it will be necessary to obtain funding that will enable us to employ more aggressive field marketing and sales activities designed to broaden distribution and availability of brand Clearly Canadian and allow us to explore alternatives to further utilize the valuable Clearly Canadian brand name. In response to these needs, the Company intends to present at its shareholders meeting on April 29, 2005, a corporate restructuring and refinancing plan that we believe will assist in our efforts to achieve our goals and concurrently enhancing shareholder value,” said Douglas Mason, President and C.E.O. of Clearly Canadian Beverage Corporation.

Selling, general and administrative expenses from operations were $5,587,000 for the year ended December 31, 2004 compared to $5,554,000 for the same period in 2003. In 2004, the Company closely controlled its spending in all areas of selling, general and administrative expenses. To assess the Company’s 2004 and 2003 SG&A results on a comparable basis, in 2003 the Company recovered $387,000 in accrued expenses. Without these accrued expenses, the Company’s SG&A would have been $5,941,000 in 2003. After accounting for this adjustment in 2003, the Company has actually decreased its SG&A by $354,000 in 2004, representing a reduction of 6.0% as compared to the same period in 2003.

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Gross profit margins from operations were 30.5% for the year ended December 31, 2004 compared with 24.9% for the corresponding period in 2003. This represents gross profit of $3,538,000 for the year ended December 31, 2004 compared to $3,310,000 for the corresponding period in 2003. In 2003, the Company wrote off Reebok product, which accounted for 3.2% of the decline in gross margin in that year. Excluding the write off, the Company’s gross profit for 2003 would have been 28.1%. The increase in gross profit in 2004 is attributable for the most part to a change in the Company’s sales mix, with a higher percentage of total sales being from its private label and oxygenated water segments and less sales from its Reebok brands as compared with the same period in 2003.

“In 2004, the Company continued its efforts to establish stronger distributors in key regions for brand Clearly Canadian, including the Pacific Northwest and New York City, in an effort to increase the presence of the brand in these important markets. Strengthening Clearly Canadian’s distribution network remains a key component in the Company’s goal to rebuild distribution for brand Clearly Canadian in the “all-other-market” segment on a national level,” said Douglas Mason, President and C.E.O. of Clearly Canadian Beverage Corporation. “In the first quarter of 2005, our marketing and selling efforts will be focused on achieving meaningful distribution and availability improvements in certain markets. Critical to executing this strategy is the strengthening of our field sales team and the addition of a “Market Specialist” role. The Market Specialist position is one with a singular deliverable mandate…to increase availability in the all-other-market segment. This segment, is for the most part, comprised of non-chain affiliated accounts, and offers the strategic imperative of “cooler door” availability,” said Mason.

About Clearly Canadian
Based in Vancouver, B.C., Clearly Canadian Beverage Corporation markets premium alternative beverages and products, including Clearly Canadian® sparkling flavoured water, Clearly Canadian O+2® oxygen enhanced water beverage and Tré Limone® which are distributed in the United States, Canada and various other countries. Additional information about Clearly Canadian may be obtained on the world wide web at www.clearly.ca.

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “may”, “could”, “should”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including, but not limited to, the Company’s ability to raise additional debt and/or equity financing to fund operations and working capital requirements, the Company’s analysis of its current and future sales and sales trends, its product distribution systems, as well as anticipated changes thereto, the Company’s expectations regarding the effects of its restructuring efforts and its product distribution, promotional and marketing activities and the potential benefits of such changes, efforts and activities on its results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

CLEARLY CANADIAN BEVERAGE CORPORATION

      “Douglas L. Mason”
Douglas L. Mason, President and C.E.O.

For further information please contact:

Valerie Samson, Manager, Communications
(e-mail: vsamson@clearly.ca)
800/663-5658 (USA) or 800/663-0227 (Canada)

Clive Shallow, Manager, Shareholder Relations
(e-mail: cshallow@clearly.ca)
800/663-5658 (USA) or 800/663-0227 (Canada)

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN®, CANADIAN O+2® and TRE LIMONE®.

Clearly Canadian Beverage Corporation
Consolidated Balance Sheets
As at December 31, 2004 and 2003
(in thousands of United States dollars, except where indicated)

	2004 $	2003 $
Assets

Current assets
Cash and cash equivalents	78	127
Accounts receivable	600	863
Inventories	524	630
Prepaid expenses, deposits and other assets	167	152

	1,369	1,772

Long-term investments	29	112
Assets held for sale	415	987
Property, plant and equipment	2,252	2,726
Distribution rights	—	1,502
Prepaid contracts	116	257

	4,181	7,356

Liabilities

Current liabilities
Bank indebtedness	272	478
Accounts payable and accrued liabilities	4,150	3,453
Related party liability	—	200
Customer deposits	69	167
Short-term debt	1,248	134

	5,739	4,432
Long-term debt	1,957	1,799

	7,696	6,231

Shareholders' (Deficiency) Equity

Capital stock
Authorized
200,000,000 common shares without par value
10,000,000 preferred shares with a par value of CA$1 each
Issued - 10,338,682 (2003 - 7,168,682) common shares without par value
Outstanding - 9,965,682 (2003 - 6,795,682) common shares without par value	58,590	58,272
Warrants - 815,000 (2003 - 1,527,500)	165	190
Options - 1,694,336 (2003 - 1,619,336)	36	13
Equity component of convertible debenture	26	26
Contributed surplus	810	256
Cumulative translation account	(1,253)	(1,352)
Deficit	(61,889)	(56,280)

	(3,515)	1,125

	4,181	7,356

Clearly Canadian Beverage Corporation
Consolidated Statements of Operations
As at December 31, 2004, 2003 and 2002
(in thousands of United States dollars, except where indicated)

	2004 $	2003 $	2002 $

Sales	11,586	13,270	20,205

Cost of sales	8,048	9,960	14,535

Gross profit	3,538	3,310	5,670

Selling, general and administration expenses	5,587	5,554	8,018
Amortization of property, plant and equipment	130	294	422
Royalty revenue	(133)	(163)	(242)
Other expense	270	161	73
Financing costs	208	--	--
Interest on short-term debt	174	141	58
Interest on long-term debt	52	4	--
Loss on sale of assets held for sale	56	328	97
Stock-based compensation	23	13	--
Writedown of property, plant and equipment	721	272	942
Writedown of distribution rights	1,536	500	--
Gain on settlement of convertible debenture	--	(81)	--

	8,624	7,023	9,368

Loss before income taxes	(5,086)	(3,713)	(3,698)

Recovery of income taxes	--	--	115

Loss for the year	(5,086)	(3,713)	(3,583)

Basic and diluted loss per share
(expressed in dollars)	(0.66)	(0.55)	(0.54)

FOR IMMEDIATE RELEASE

NOT FOR DISSEMINATION IN THE UNITED STATES OR TO U.S. PERSONS

CLEARLY CANADIAN ANNOUNCES ADDITIONAL FINANCING
WITH BG CAPITAL AND US$3,000,000 PRIVATE PLACEMENT

VANCOUVER, B.C., April 5, 2005 – CLEARLY CANADIAN BEVERAGE CORPORATION (CNQ:CCBC; OTCBB: CCBC) — Further to the Company’s News Releases of February 18 and March 3, 2005, Clearly Canadian has entered into an agreement with BG Capital Group Ltd. (“BG Capital”) pursuant to which BG Capital has agreed to subscribe for US$1,000,000 of preferred shares in the capital of Clearly Canadian, and to convert its previous US$1,000,000 secured loan and demand note into preferred shares, each at a price of US$1.00 per preferred share. The preferred shares to be acquired by BG Capital are convertible into common shares in the capital of Clearly Canadian.

Pursuant to the terms of the agreement with BG Capital, Clearly Canadian has agreed to undertake a corporate restructuring which will include the consolidation of its common share capital on a ten old for one new basis, the reduction of the size of its board of directors to five directors and the appointment of three nominees of BG Capital to the board of directors, the implementation of various cost cutting measures and repayment of certain outstanding debt (some of which repayment amounts Clearly Canadian anticipates will be reinvested into common shares of Clearly Canadian) and the adoption of a new stock option plan. Upon the completion of the transactions with BG Capital, there will be a resulting change of control of Clearly Canadian in favour of BG Capital, which will own or control in excess of 60% of Clearly Canadian.

The completion of the transactions with BG Capital, including the consolidation of the common shares of Clearly Canadian on a ten old for one new basis, and the creation of the preferred shares to be issued to BG Capital, are subject to a number of conditions, including the approval of the shareholders of Clearly Canadian at its annual and special meeting of shareholders to be held on April 29, 2005.

Clearly Canadian has also entered into an agreement with Standard Securities Capital Corporation (“Standard Securities”) to act as underwriter for a bought deal private placement of US$3,000,000 of common shares of the Company on a post ten for one consolidated basis, each common share to be issued at a price of US$1.00. The closing of this offering is subject to certain conditions, including completion of satisfactory due diligence by Standard Securities, entering into a definitive underwriting agreement which will include customary “market out”, “disaster out” and “material change out” provisions, shareholder approval of the transaction with BG Capital, and the completion of the BG Capital transaction.

The securities will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and may not be offered or sold within the United States or to or for the account or benefit of U.S. persons, except in certain transactions exempt from the registration requirements of the U.S. Securities Act. This press release does not constitute an offer to sell, or the solicitation of an offer to buy, securities of the Company in the United States.

About BG Capital
BG Capital Group is a merchant bank specializing in small to mid-cap growth opportunities. Its holdings include 100%, 50% and largest shareholder positions in numerous public and private companies throughout the United States and Canada. BG Capital has over 20 years of investor relations experience as well as in-depth marketing and financial management expertise. It has an incredible track record of success in identifying promising enterprises and profitably growing them with an effective hands-on management style.

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About Clearly Canadian
Based in Vancouver, B.C., Clearly Canadian Beverage Corporation markets premium alternative beverages and products, including Clearly Canadian® sparkling flavoured water, Clearly Canadian O+2® oxygen enhanced water beverage and Tré Limone® which are distributed in the United States, Canada and various other countries. Additional information about Clearly Canadian may be obtained on the world wide web at www.clearly.ca.

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “may”, “could”, “should”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including, but not limited to, the Company’s ability to raise additional debt and/or equity financing to fund operations and working capital requirements, the Company’s analysis of its current and future sales and sales trends, its product distribution systems, as well as anticipated changes thereto, the Company’s expectations regarding the effects of its restructuring efforts and its product distribution, promotional and marketing activities and the potential benefits of such changes, efforts and activities on its results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

CLEARLY CANADIAN BEVERAGE CORPORATION

      “Douglas L. Mason”
Douglas L. Mason, President and C.E.O.

For further information please contact:

Valerie Samson, Manager, Communications
(e-mail: vsamson@clearly.ca)
800/663-5658 (USA) or 800/663-0227 (Canada)

Clive Shallow, Manager, Shareholder Relations
(e-mail: cshallow@clearly.ca)
800/663-5658 (USA) or 800/663-0227 (Canada)

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN®, CANADIAN O+2® and TRE LIMONE®.